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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   [X]     Form 40-F      [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes     [ ]      No     [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ------------

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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


                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal's Launch of Pipeguard - a New Pipeline Security
System.

                                                                          ITEM 1

Press Release                               Source: Magal Security Systems, Ltd.

Magal Launches PipeGuard - a New Pipeline Security System
Tuesday February 3, 4:09 am ET

YAHUD, Israel, Feb. 3 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (Nasdaq: MAGS; TASE: MAGS) today announced the launch of a new patent-pending pipeline security system, known as PipeGuard.

As of end of year 2002, there were an estimated 3 million miles of unprotected oil and gas pipelines worldwide, out of which 2 million miles were in the USA alone. Although the need has been strongly recognized by the Oil & Gas industry for years, and in spite of increasing threats since the 9/11 events and current instability in Iraq and elsewhere in the Middle-East, there is no effective solution for securing buried pipes against damage caused by terror attacks, sabotage, theft or other third party threats.


Magal has identified the demand and has implemented a unique technology aimed at meeting this challenge. PipeGuard provides the solution for securing buried assets, gas and oil pipelines, and infrastructure of buried communication lines such as fiber optic cables.


PipeGuard utilizes an innovative and unique technology to guard buried pipelines, regardless of pipeline length, with the ability to detect potential attack, and alert authorities before potential harm or damage occurs. Its target market includes Oil & Gas companies, owners and operators of pipelines or communication cables, and governmental agencies dealing with security and the environment.


PipeGuard is suitable for all pipes or cables, from existing and operational pipelines, to new pipelines under construction. The system can easily be integrated into a full turnkey security solution, including perimeter protection, ground or air patrol and others. By answering the challenge of securing pipelines, Magal offers a total security solution for the Oil and Gas industry - from the oil field to the refineries.


Mr. Jacob Even-Ezra, Chairman of Magal concluded: "Magal regards the PipeGuard as a new frontier in security solutions, which are based upon Magal's core technology. The new product will widen the spectrum of security solutions we offer, and broaden the potential security markets of Magal."


Magal will host a conference call, following the release of its 2003 year-end and fourth quarter results, on Tuesday, February 10, 2004 at 11.00 EDT. To participate please dial 877 332 1104 from the US, 5 minutes before the start of the call.


About Magal Security Systems, Ltd.:


Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.


Revenues for fiscal year 2002 were US$43 million, with net income of US$1.9 million.


Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.


This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward- looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

     Contacts:
     Magal Security Systems, Ltd       Gal IR International
     Raya Asher, CFO                   Ehud Helft/Kenny Green
     Tel: +972-3-539-1444              Tel: 1 866 704 6710
     Fax: 972-3-536-6245               Int'l dial: +972 3 607 4717
     E-mail: magalssl@trendline.co.il  E-mail: ehud.helft@galir.com
             ------------------------          --------------------
                                               kenny.green@galir.com


[GRAPHIC OMITTED]
Source: Magal Security Systems, Ltd.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               MAGAL SECURITY SYSTEMS LTD.
                                                     (Registrant)



                                                By: /s/Jacob Even-Ezra
                                                    ----------------------------
                                                    Jacob Even-Ezra
                                                    Chairman of the Board and
                                                    Chief Executive Officer



Date:  February 3, 2004